UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Merrimack Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

590328209

(CUSIP Number)

Joseph F. Lawler, M.D., Ph.D.

JFL Capital Management LLC

2110 Ranch Road 620 S, #341732

Lakeway, Texas 78734

(512) 761-4500

STEVE WOLOSKY

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 24, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Partners Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510,152
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

510,152
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510,152
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

510,152
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		510,152
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

510,152
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

510,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

JFL Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,249,828
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,249,828
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Joseph F. Lawler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,249,828
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,249,828
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,249,828
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,241,896
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,241,896
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,241,896
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,241,896
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,241,896
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,241,896
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

22NW GP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,241,896
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,241,896
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Aron R. English
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,241,896
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,241,896
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,241,896
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.3%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Jason M. Aryeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

12

CUSIP NO. 590328209

1	NAME OF REPORTING PERSON

Kenneth Lin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 590328209

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

On September 24, 2019, the Reporting Persons executed a Termination of Joint Filing and Solicitation Agreement. In connection with the Termination of Joint Filing and Solicitation Agreement, which is attached as Exhibit 99.1 hereto and incorporated herein by reference, each of the undersigned to that certain Joint Filing and Solicitation Agreement, dated March 13, 2019, as amended on July 24, 2019, are no longer members of a Section 13(d) group, and 22NW Fund, 22NW, 22NW GP, 22NW Inc., Aron R. English, Jason M. Aryeh and Kenneth Lin, M.D. shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 5, but will begin filing separate statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 24, 2019, JFL Partners withdrew its nomination of Jason M. Aryeh, Aron R. English, Joseph F. Lawler, M.D., Ph.D., and Kenneth Lin, M.D. for election to the Board of Directors of the Issuer at the 2019 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 13,362,951 Shares outstanding as of September 16, 2019, which is the total number of Shares outstanding as reported in the Issuer’s revised preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 20, 2019.

As of the date hereof, JFL Partners directly beneficially owned 510,152 Shares, constituting approximately 3.8% of the Shares outstanding. JFL GP, as the general partner of JFL Partners, may be deemed to beneficially own the 510,152 Shares owned by JFL Partners, constituting approximately 3.8% of the Shares outstanding. JFL Holdings, as the general partner of JFL GP, may be deemed to beneficially own the 510,152 Shares owned by JFL Partners, constituting approximately 3.8% of the Shares outstanding.

As of the date hereof, 739,676 Shares were held in the JFL Account, constituting approximately 5.5% of the Shares outstanding.

JFL Capital Management, as the investment manager of JFL Partners and the JFL Account, may be deemed to beneficially own the 1,249,828 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 9.4% of the Shares outstanding. Dr. Lawler, as the Managing Member of JFL Capital Management and JFL Holdings, may be deemed to beneficially own the 1,249,828 Shares owned in the aggregate by JFL Partners and held in the JFL Account, constituting approximately 9.4% of the Shares outstanding.

14

CUSIP NO. 590328209

As of the date hereof, 22NW Fund directly beneficially owned 1,241,896 Shares, constituting approximately 9.3% of the Shares outstanding. 22NW, as the investment manager of 22NW Fund, may be deemed to beneficially own the 1,241,896 Shares owned by 22NW Fund, constituting approximately 9.3% of the Shares outstanding. 22NW GP, as the general partner of 22NW Fund, may be deemed to beneficially own the 1,241,896 Shares owned by 22NW Fund, constituting approximately 9.3% of the Shares outstanding. 22NW Inc., as the general partner of 22NW, may be deemed to beneficially own the 1,241,896 Shares owned by 22NW Fund, constituting approximately 9.3% of the Shares outstanding. Mr. English, as the Portfolio Manager of 22NW, Manager of 22NW GP and President and sole shareholder of 22NW Inc., may be deemed to beneficially own the 1,241,896 Shares owned by 22NW Fund, constituting approximately 9.3% of the Shares outstanding.

As of the date hereof, Mr. Aryeh directly beneficially owned 3,802 Shares, constituting less than 1% of the Shares outstanding.

As of the date hereof, Dr. Lin directly beneficially owned 5,000 Shares, constituting less than 1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective positions with JFL Partners, each of JFL GP, JFL Holdings, JFL Capital Management and Dr. Lawler may be deemed to have sole power to vote and dispose of the Shares reported owned by JFL Partners.

By virtue of their respective positions with the JFL Account, each of JFL Capital Management and Dr. Lawler may be deemed to have sole power to vote and dispose of the Shares held in the JFL Account.

By virtue of their respective positions with 22NW Fund, each of 22NW, 22NW GP, 22NW Inc. and Mr. English may be deemed to have sole power to vote and dispose of the Shares reported owned by 22NW Fund.

Mr. Aryeh has the sole power to vote and dispose of the Shares directly beneficially owned by him.

Dr. Lin has the sole power to vote and dispose of the Shares directly beneficially owned by him.

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

15

CUSIP NO. 590328209

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 24, 2019, the Reporting Persons terminated that certain Joint Filing and Solicitation Agreement, dated March 13, 2019, as amended on July 24, 2019. A copy of the Termination of Joint Filing and Solicitation Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

On September 24, 2019, the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 5 entered into a Joint Filing Agreement pursuant to which such parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Termination of Joint Filing and Solicitation Agreement, dated September 24, 2019.
99.2	Joint Filing Agreement, dated September 24, 2019.

16

CUSIP NO. 590328209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2019

JFL PARTNERS FUND LP

By:	JFL Capital Management LP General Partner

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LP

By:	JFL Capital Holdings LLC General Partner

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL HOLDINGS LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

JFL CAPITAL MANAGEMENT LLC

By:	/s/ Joseph F. Lawler
	Name:	Joseph F. Lawler
	Title:	Managing Member

/s/ Joseph F. Lawler
JOSEPH F. LAWLER Individually and as attorney-in-fact for Jason M. Aryeh and Kenneth Lin

17

CUSIP NO. 590328209

22NW FUND, LP

By:	22NW Fund GP, LLC General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW, LP

By:	22NW GP, Inc. General Partner

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

22NW FUND GP, LLC

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	Manager

22NW GP, INC.

By:	/s/ Aron R. English
	Name:	Aron R. English
	Title:	President and Sole Shareholder

/s/ Aron R. English
ARON R. ENGLISH

18